SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

1934

For the month of March, 2018	Commission File Number:001-15014

SUN LIFE FINANCIAL INC.

(the “Company”)

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibit

99.1	Notice of Annual Meeting and Management Information Circular
99.2	Notice and Access – Notice of Annual Meeting and Notice of Availability of Meeting Materials
99.3	Proxy Form and Request for Delivery of Financial Statements
99.4	Electronic Distribution Insert
99.5	Annual Report
99.6	Online Voting Notification

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc.
(Registrant)

Date: March 27, 2018
	By:	/s/ “Tracie Allan”
Tracie Allan,
Assistant Vice-President and Senior Counsel